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                                                                 Exhibit (h)(11)


May 1, 2001

CDC Nvest Funds Trust I
CDC Nvest Funds Trust II
CDC Nvest Funds Trust III
Boston, MA  02116

Re:  Fee Waiver/Expense Reimbursement
     --------------------------------

Ladies and Gentlemen:

     Nvest Funds Management, L.P. notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Funds listed below) through May 1, 2002 to the extent that expenses of each class of a Fund, exclusive of brokerage, interest, taxes and deferred organizational and extraordinary expenses, would excess the following annual rates:

     Name of Fund                               Expense Cap
     ------------                               -----------

     Nvest Bullseye Fund                  1.75% for Class A shares
                                          2.50% for Class B shares
                                          2.50% for Class C shares

     Nvest Large Cap Value Fund           1.50% for Class A shares
                                          2.25% for Class B shares
                                          2.25% for Class C shares

     Nvest Massachusetts Tax Free         1.40% for Class A shares
     Income Fund                          2.05% for Class B shares

     Nvest Intermediate Term Tax Free     0.85% for Class A shares
     Fund of California                   1.60% for Class B shares

     Nvest Short Term Corporate           0.90% for Class A shares
     Income Fund                          1.65% for Class B shares
                                          1.65% for Class C shares
                                          0.60% for Class Y shares
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     With respect to each Fund, Nvest Funds Management, L.P. shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund's expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

     During the period covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the "non-interested" Trustees of the Trusts affected.

     For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds' custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds' agree to bear some portion of Fund expenses.

     We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.


                              Nvest Funds Management, L.P.



                              By: /s/ John E. Pelletier
                                  ---------------------
                                  John E. Pelletier

                              Title: Senior Vice President, General
                                     Counsel, Secretary & Clerk